April 10, 2006

Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Mail Stop 3561
Washington, DC  20549
Attn: Hanna T. Teshome

Re:

Ace Securities Corp.

Registration Statement on Form S-3
Amendment No. 1

Filed March 28, 2006

File No. 333–131727

Dear Ms. Teshome:

On March 28, 2006 (the “Submission Date”), our client, Ace Securities Corp. (the “Company”) delivered to your department of the Securities and Exchange Commission (the “Commission”) our Registration Statement Amendment No. 1 on Form S-3, including representative forms of prospectus supplements for use in offering a series of asset-backed certificates (the “Prospectus Supplements”), and base prospectuses (the “Base Prospectuses,” and together with Prospectus Supplements, the “Documents”).  On April 5, 2006, we received a letter containing your comments (the “Comments”) to the Documents.  Submitted below, on behalf of the Company, are the Company’s responses (the “Responses”) to the Comments.

For your convenience, the Responses have been placed in the order in which the Comments were presented and the text of each Comment is presented in bold italics before each Response.  Some Responses include references to page numbers within the Documents; all page references in this letter are to the marked versions of the Documents, provided to you herewith, showing changes made since the versions submitted on the Submission Date.  Please note that our responses to each Comment to any of the Base Prospectuses and/or the Prospectus Supplements have been applied universally, if applicable.

Registration Statement on Form S-3

Prospectus Supplements

[Derivative Instruments]

1.

Comment:  We note your revisions to the base prospectus in response to our prior comment 9.  Please revise your bracketed disclosure in the prospectus supplement to refer to the derivatives as provided in the base prospectus rather than limiting the disclosure to examples only.

Response:  We have revised the bracketed disclosure in the Prospectus Supplements to refer to the derivatives as provided in the base prospectus rather than limiting the disclosure to examples only.

Base Prospectuses

Description of Issuing Entities’ Trust Funds

Credit Support

2.

Comment:  Please revise this section to disclose the types of credit support that may be used in a future securities offering.  In that regard, please do not limit the disclosure to examples only and delete references such as “another type of credit support.”

Response:  We have revised the Description of Issuing Entities’ Trust Funds to disclose the types of credit support that may be used in a future securities offering.  In addition, we have deleted references such as “another type of credit support” and have not limited the disclosure to examples.

Cash Flow Agreements

3.

Comment:  We note that you contemplate investors tendering their securities in a mandatory auction.  Please confirm that the administrator used in the mandatory auction will be completely independent of the depositor, underwriter or their affiliates.

Response:  We hereby confirm, on behalf of the Company, that the administrator used in the mandatory auction will be completely independent of the depositor, underwriter or their affiliates..

Exhibits

Pooling and Servicing Agreement

4.

Comment:  Please refile the pooling and servicing agreement on EDGAR to include the exhibits to this agreement.

Response:  We have refiled the pooling and servicing agreement on EDGAR to include the exhibits to the Pooling and Servicing Agreement.

Should you have any further questions or comments please contact Hays Ellisen at 917-777-4322 or myself at 917-777-4499.

Sincerely,

/s/ Keith Krasney

Keith Krasney